INITIAL
ANNUAL INFORMATION FORM

AVINO SILVER & GOLD MINES LTD.

#400, 455 Granville Street,
Vancouver, British Columbia, V6C 1T1
Phone: (604) 682-3701 —Fax: (604) 682-3600

DATED: February 20, 2003

This Annual Information Form specifically includes by reference the audited financial statements of the Issuer for its fiscal year ended January 31, 2002, a copy of which is available on the SEDAR website at www.sedar.com.

ANNUAL INFORMATION FORM

CORPORATE STRUCTURE

Name and Incorporation

Avino Silver & Gold Mines Ltd. (the “Issuer”) was incorporated on May 15, 1969 under the laws of the Province of British Columbia by registration of its Memorandum and Articles pursuant to the Company Act , British Columbia. On August 22, 1969, the Issuer amalgamated with Ace Mining Company Ltd., resulting in the Issuer becoming a public company by way of the registration of its Common Shares under the Securities Exchange Act of 1924 and name of the Issuer being changed to Avino Mines & Resources Ltd. On April 12, 1995, the Issuer’s name was changed to International Avino Mines Ltd. and the shares were consolidated on a one new share for every five old share basis. The name of the Issuer was again changed to its present name on August 29, 1997.

The head office of the Issuer is located at 400 — 455 Granville Street, Vancouver, British Columbia, V6C 1T1. The Issuer’s auditors are Hoogendoorn Vellmer (formerly Hoogendoorn & Company), Chartered Accountants of Vancouver, British Columbia and its Registrar and Transfer agent is Pacific Corporate Trust Company of Vancouver, British Columbia.

Intercorporate Relationships

The Issuer has no subsidiaries. However, at January 31, 2002, the Issuer’s most recently completed fiscal year, the Issuer owned 49% of the issued and outstanding shares of Cia Minera Mexicana de Avino, S.A. de C.V (“Cia Minera”), a company incorporated in Mexico and involved in the mining of commercial ores and in resource exploration and development. The Issuer’s investment in this affiliate was written down to $1 during fiscal 2002 due to the production operations being uneconomical and shut down.

GENERAL DEVELOPMENT OF THE BUSINESS, ACQUISITIONS AND DISPOSITIONS

The Issuer is a natural resource company, primarily engaged in the acquisition, exploration and development of natural resource properties since its inception. During the past three years, the Issuer’s principal business activities has been the exploration and development of mineral projects located in the Lillooet Mining Division of British Columbia and its participation in the properties in Mexico owned by Cia Minera.

At January 31, 2002, the Issuer’s most recently completed financial year end, the Issuer held a 50% joint venture interest in the Bralorne and Pioneer mines and property located in the Lillooet Mining District of British Columbia in the Bridge River area near Lillooet, B.C. The Property consists of 154 Crown Granted mineral claims, 5 reverted Crown granted mineral claims, 4 located claims, 2 placer leases, 8 crown granted mineral claims and 32 reverted Crown granted mineral claims which were acquired by the Issuer during a period of two years from 1991 to 1993. Bralorne-Pioneer Gold Mines Ltd. (“Bralorne-Pioneer”), a public company with common directors, earned a 50% joint venture interest in these properties (the “Joint Venture Property”) by making payments totalling $491,392, issuing 200,000 common shares to the Issuer and incurring expenditures totalling $808,608 by 1995 and the parties commenced joint venture operations on the properties. In 1998, the Issuer granted an option to Coral Gold Corporation (“Coral”), a public company with common directors, to earn a 25% interest from its 50% interest in the Joint Venture Properties. Coral made option payments of $700,000 during the next two years and shared a 25% interest in all costs until it abandoned its option during the 2002 fiscal year. During the fiscal year ended January 31, 2002, the Issuer wrote-down the carrying value of the Bralorne Project to $1,600,000.

In 1995, the Issuer and Bralorne-Pioneer jointly issued Mortgage Bonds secured by a Trust Indenture dated August 31, 1995, as amended (the “Indenture”) and a specific fixed charge mortgage against the Joint Venture Property to raise US$2.0 million (the “Loan”) for the further development of the Joint Venture Property. The Loan bears interest at the rate of 7% per annum, calculated and payable annually.

The Issuer’s investment in the project was $1,603,775, for which the Issuer carried an offsetting liability of CDN$1,629,171, representing its 50% share of the Mortgage Bonds. Although the Issuer is jointly liable with Bralorne-Pioneer under the provisions of the Indenture for the repayment of the Mortgage Bonds, the recourse of the bondholders against the Issuer is limited to the Issuer’s interest in the mortgaged property. In order to reduce the Issuer’s liabilities and clean up its balance sheet, management of the Issuer decided that it was in the Issuer’s best interests to transfer all of its interests in the Joint Venture Property to Bralorne-Pioneer.

Accordingly, subsequent to January 31, 2002, the Issuer’s most recently completed fiscal year, the Issuer entered into an assignment agreement dated June 21, 2002 with Bralorne-Pioneer (the “Assignment Agreement”) whereby the Issuer agreed to assign and transfer and set over to Bralorne-Pioneer all of its rights, obligations, benefits, obligations, title and interest in and to the Mortgaged Property in consideration of Bralorne-Pioneer’s assumption of all liability under the Indenture and Bralorne-Pioneer’s indemnity to the Issuer against any further liability for the Mortgaged Property or under the indenture. Since this transfer represents the disposition of all or substantially all of the undertaking of the Issuer, a special meeting of the shareholders will be held on Tuesday, March 11, 2003 to seek the approval of shareholders of the Issuer, by special resolution for ratification of the assignment of the Joint Venture Property to Bralorne-Pioneer. Management of the Issuer has recommended that, due to the financial condition of the Issuer and the focus of the Issuer on its new recently acquired mineral properties, the shareholders vote in favour of the disposition of the Issuer’s interests in the Joint Venture Property.

Pursuant to the terms of the Indenture, the maturity date for the Loan was October 25, 2002, at which time the entire principal amount and all accrued interest became due and payable. The default in payment at that time was waived by an Amending Agreement dated October 26, 2002 negotiated by Bralorne-Pioneer, whereunder the bondholders agreed to extend the maturity date for one year to October 25, 2003 on the following terms:

1.	Bralorne-Pioneer will pay the overdue 2002 accrued interest in the installments on or before March 31, 2003;

2.	Bralorne-Pioneer will pay to the Trustee under the Indenture the sum representing the 2003 interest on or before June 30, 2003, to be held in escrow and paid out to the bondholders on October 24, 2003; and

3.	Bralorne-Pioneer has granted the bondholders a right to convert the principal amount of their Mortgage Bonds into Units of Bralorne-Pioneer at a conversion rate of $0.50 per Unit, each Unit consisting of one common share of Bralorne-Pioneer and one non-transferable share purchase warrant (the “Warrants”). Two Warrants and $0.75 will entitle the bondholders to purchase one further common shares of Bralorne-Pioneer until October 25, 2003.

In the event that Bralorne-Pioneer defaults in the performance of any of its obligations, then the waiver granted by the bondholders will be deemed revoked and all terms of the original Indenture, as it relates to defaults, will remain in effect, including the right to appoint a receiver or receiver-manager to take possession of, and foreclose, on the Mortgaged Property.

By way of the 49% ownership of its Mexican affiliate, the Issuer has a 49% interest in the Coneta mineral property and the Avino Mine which has, over the years, been a producing silver mine located in Durango, Mexico. During fiscal 2002, it was determined that production at the Avino mine was uneconomical and the mining and milling was suspended due to the declining prices for silver, gold and copper. It was decided that the mine would be maintained on a standby basis pending an improvement in the metal prices. As a result, the carrying value of the Issuer’s investment in the Coneta and Avino Mine projects and the value of the affiliate was reduced to a nominal $1.00. The controlling shareholder of the affiliate was assigned the right to fund exploration and development of the Coneto mineral project for a 75% interest in the project, which would leave the Issuer with a 25% interest.

Subsequent to January 31, 2002, the Issuer acquired the following mineral properties:

(a)	A silver property, known as the Eagle Project, from Thomas Gelfand of Vancouver, B.C. who is at arm’s length to the Issuer. The Eagle Project is located in the United Hill camp in the Mayo District of the Yukon Territory. Consideration for this acquisition was the issuance of 200,000 common shares.

(b)	A Mineral property located in the Lillooet Mining Division of British Columbia from Gary Polischuk, who is at arm’s length to the Issuer, for $4,000 on execution of the Aumax Agreement and the issuance of 200,000 common shares of the Issuer on receipt of TSX Venture Exchange acceptance of the terms of a property agreement dated for reference December 11, 2002 (the “Aumax Agreement”). The property being acquired is known as the Aumax #1 – 6 and consists of unpatented mineral claims comprising 39 units, located about 16 kilometres south-west of Lillooett, British Columbia.

It is anticipated that the Issuer will concentrate its exploration and development activities during the next fiscal year on the Aumax Property .

NARRATIVE DESCRIPTION OF THE BUSINESS

At January 31, 2002, the end of the Issuer’s most recently completed fiscal year, the Issuer’s business consisted of the exploration and development of its 50% interest in the Property pursuant to its joint venture agreement with Bralorne-Pioneer, and it interest in Cia Minera. During the past fiscal year, the Issuer had no operating revenues and included in the net loss of $2,217,240 reported as at January 31, 2002 was a write-down of Cia Minera to $1 and the write-down of the Bralorne Project to $1,600,000 being the book value of limited recourse debt secured by the property, net of its share of sundry current assets of the joint venture.

The Issuer owns 1,791,392 common shares of Bralorne-Pioneer with a quoted value as at January 31, 2002 of $250,795. The Issuer also owns 141,200 common shares of Levon Resources Ltd., a related company with common directors. The investment in Levon Resources Ltd. was written down to a quoted market value of $7,060 at January 31, 2001 by a charge to operations of $7,060 and a quoted market value of $4,236 at January 31, 2002 by a charge to operations of $2,824.

Because it is the Issuer’s intentions to concentrate its exploration and development activities during the next year on the Aumax Property, the following information on the Issuer’s Aumax Property is taken from a report prepared for the Issuer by J. Wayne Pickett, MSc, P.Geo.(NFL & B.C.), dated November 28, 2002, titled “Avino Silver & Gold Aumax Report”. The Aumax Report has been filed with the regulatory authorities via the SEDAR website and may reviewed on the website at www.SEDAR.com. . PROPERTY DESCRIPTION AND LOCATION

The Aumax Property located about 16 kilometres southwest of Lillooet, British Columbia consists of 6 unpatented mineral claims comprising 39 units (about 9.8 km) registered to Gary Polischuk of Lillooet, B.C. The claims are on N.T.s. map sheet area 92J/9E at latitude 50°34’ north and longitude 122°03’west in the Lillooet Mining Division.

Particulars of the Aumax Property is set out in the following table:

Claim Name	Tenure #	Registered Owner	Good Standing Until	# of Units
Aumax #1	368966	Gary Polischuk	May 9, 2003	20

Aumax #2	368967	Gary Polischuk	May 9, 2003	15

Aumax #3	371390	Gary Polischuk	September 1, 2003	1

Aumax #4	371391	Gary Polischuk	September 1, 2003	1

Aumax #5	371392	Gary Polischuk	September 1, 2003	1

Aumax #6	371393	Gary Polischuk	September 1, 2003	1

The Issuer acquired a 100% right, title and interest in the Aumax Claims on reciept of TSX Venture Exchange acceptance of the agreement with Randy Polischuk and on payment of $104,000 and issuance of 200,000 of its common shares to Randy Polischuk.

The Aumax Property has not been legally surveyed and to the extent known to the author of the Aumax Report, the property is not subject to any environmental liabilities at the time of writing nor is the property subject to the terms of any royalties, back-in rights, payments or other agreements and encumbrances other than those that may be indicated by the Issuer in the future, should such information become known.

A “Mineral & Coal Notice of Work and Reclamation” must be filed to and approved by the British Columbia Ministry of Energy and Mines, Energy and Minerals Division, Mines Branch, prior to carrying out proposed mechanical trenching and diamond drilling as well as for any road construction required for access.

Quartz vein hosted silver and gold represents the deposit type being explored in the Aumax area. Mineralization has been discovered at two locations on the property, the Aumax Silver/Gold Zone and the Upper Gold Zone. Refer to the Aumax Report, Figures 2,7,8, and 16 to 22, for further particulars of known mineralized showings on the Aumax Property.

ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

A logging road that branches off Highway 99 (the Duffy Lake Road) about 23 km southwest of Lillooet provides access to the western portion of the property. The Aumax Property which is in a rain/snow shadow of the Shulaps Range, has a semi-arid climate with mean annual precipitation from 30-50 centimetres. Temperatures range from -10° to 0°C in the cool dry winters to 18° to 20°C in the hot dry summers.

Topography in the area is moderate to steep, rising from 1000 m in the western portion of the property to about 2100 m approximately midway along its southern boundary.

HISTORY

In 1999, Gary Polischuk discovered tetrahedrite-bearing quartz boulders and a separate gold-bearing C-horizon soil gossan on what is currently the Aumax Property. No work prior to that time has been documented on the property.

GEOLOGICAL SETTING

Meta-volcanic rocks and cherts of the Mississippian to Middle Jurassic Bridge River Complex underlie most of the Aumax Property. Rocks of the Bridge River Complex are in fault contact with early Cretaceous clastic sedimentary rocks of the Cayoosh Assemblage, which underlie the extreme northwestern portion of the property. A late Cretaceous or Early Tertiary granodiorite body underlies the area immediately southwest of the property. The Bridge River Complex comprises an oceanic assemblage of greenstone and pelagic ribbon cherts accompanied by lesser amounts of siliceous siltstone locally interleaved with small amounts of graywacke, limestone and ultramafic rocks. The Cayoosh Assemblage is a turbiditic sequence characterized by upward-coarsening mostly fine-grained clastic sedimentary rocks including phyllitic argillite, siltstone, sandstone and conglomerate. In the Aumax property area, the Bridge River Complex has been structurally emplaced over the Cayoosh Assemblage along the sub-horizontal to shallow or moderate notheast-dipping Cayoosh Creek fault. The topography shows linear features in two prominent directions: north to north-northwesterly and east to east-southeasterly.

EXPLORATION

In that this is a new property acquisition, the Issuer has conducted no exploration work on the Aumax Property, to date.

Mineralized quartz boulders noted by Randy Polischuk during establishment of a logging road were the first indications of potential silver/gold mineralization in the Aumax Silver/Gold Zone area. Gary Polischuk subsequently prospected, soil sampled and dug several hand trenches in the area thereby partially uncovering tetrahedrite-bearing quartz veining material. For particulars of exploration conducted by others on the Aumax Property, refer to the Aumax Report.

MINERALIZATION

At the Aumax Silver/Gold Zone of mineralization, large transported slabs of intermediate tuffs and cherty argillite of the Bridge River Complex host tetrahedrite-bearing quartz veins that are highly anomalous in silver (up to 630g/t of 18 oz/ton) and gold (>1g/t). In addition, angular tetrahedrite-bearing quartz boulders, typically 1.5 m across, locally contain high grade silver (up to 2700 g/t or 78 oz./ton) and gold (up to 8 g/t). Quartz veins hosting the mineralization are milky white and locally brecciated, vuggy and drusy. The veins generally contain trace to moderate amounts of hematite and limonite and locally disseminated black sulphosalts, malachite and azurite. Anomalous silver in the veins is accompanied by anomalous arsenic, antimony, and copper suggesting theat the silver is contained mostly within tetrahedrite possibly accompanied by other sulphosalts. Anomalous lead also typical of the veins is probably contained in trace amounts of gelana. Altered zones flanking the silver-bearing quartz veins are anomalous in gold and arsenic but generally not in silver.

A gold-silver-arsenic-in-soil anomaly 100-250 m wide extends down slope to the northwest for about 350 m from the Aumax Silver/Gold Zone. A gap in the anomaly in the area of the mineralized boulders probably reflects a change in slope from a steep to more moderate incline. Upslope from the gap, soils anomalous in one or more of gold, silver and arsenic outline additional anomalies that probably reflect mineralization further upslope to the southeast.

It is possible that the source of the silver-bearing quartz boulders is uphill to the southeast. Test pits dug in the vicinity of accessible anomalous areas upslope from the mineralized boulders did not reach bedrock and therefore the anomalies remain unexplained. Anomalies furthest upslope were not readily accessible by excavator and have not been tested.

The Upper Gold Zone of mineralization is located about 1.2 km to the southeast of the Aumax Silver/Gold Zone and approximately 600 m higher at about 2000 m elevation. The zone is indicated by a C-horizon soil gossan trending about 150 degrees. Soil samples collected from the gossan returned 0.7 to 4.5 g/t Au. Gold is accompanied by silver (up to 30 g/t or 1 oz./ton), and As (up to 2.6%). Other soil samples collected in the area are also anomalous in gold. Samples of quartz veins cutting greenstone and/or chert flanking the gossan returned anomalous gold (up to 200 ppb).

Soils in the Upper Gold Zone are highly anomalous in gold (up to 4.3 g/t). Quartz veins cutting greenstone and chert in the area do have anomalous concentrations of gold (90 to 220 ppb) but, unless there has been a very high degree of mechanical and/or chemical concentration of gold during weathering and soil formation, these veins are not the source of soil anomaly.

SAMPLING AND ANALYSIS

Rock sampling previously carried out on the property by others included grab samples of vein material and altered zones considered to have potential for mineralization. In the trenched areas, vein material and altered zones were chip sampled, where possible at right angles to strike and dip. Details of location, number, type and nature of the samples are presented in the Aumax Report at Appendix C. Initial rock sampling prior to the 1999 Gold-Ore program was carried out by prospector and registered property owner, Gary Polischuk.

The soil sampling program was carried out using flagged cross lines trending east and west of a north-south baseline marked by pickets at 25 to 50 m intervals. Soils were collected at 25 m centres over an area 200 by 200 m centred on the Aumax Zone. Additional soils at 50 m intervals expanded the are to 500 m by 500 m. A total of 175 soil samples were collected from the gridded area. The samples, which consisted mostly of silty to gravelly eluvium were collect at 15 to 20 cm depth after removing the topsoil utilizzziing a “pelican pick”. An enriched “B-horizon” is developed only locally, but where present was included in the soil sample.

Analytical methods and analyses are presented in the Aumax Report at Appendices A and B.

Reconnaissance soil sampling carried out prior to the 1999 Gold-Ore exploration program was conducted by the registered property owner Gary Polischuk

SECURITY OF SAMPLES

Samples collected in the field were placed in clear plastic bags and sealed to prevent cross contamination. The sealed bags were placed in larger bags for transport to Eco-Tech Labs in Kamloops, B.C. for analysis. They were shipped from Lillooet either by bus or by the author of the Aumax Report. Quality control measures employed by the lab included repeat analyses and insertion of standards as indicated in the Aumax Report at Appendix B.

MINING OPERATIONS

No mining operations are being considered at this time.

EXPLORATION AND DEVELOPMENT

A two phase-exploration program is recommended in the Aumax Report. Phase 1 comprises prospecting, geological mapping, and additional soil sampling to be carried out upslope from the Aumax Gold/Silver Zone as far as the upper Gold Zone about 1.2 km to the southeast. Additional soil sampling, prospecting and geological mapping is recommended along linears in the area, particularly in the areas where the linears intersect. A Phase 2 mechanical trenching and drilling program is contingent on the location of areas of interest during Phase 1. A budget of $30,000 is proposed in order to carry out the Phase 1 program.

RISK FACTORS

The Issuer’s properties are in the exploration stage and are without a known body of commercial ore. The business of exploration for minerals involves a high degree of risk and few properties become producing mines. There is no assurance that the Issuer’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade, proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in a mineral deposit being unprofitable.

The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production from such properties.

The Issuer does not have sufficient funds to complete all of its exploration and development programs. Therefore, additional funds will be required. The only sources of future funds for its exploration and development programs is the sale of equity capital or by entering into an option and joint venture agreement with another party. There is no assurance that the Issuer will be successful in obtaining further financing. A failure to obtain further financing could result in the loss or substantial dilution of the Issuer’s interests in its properties.

Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Issuer, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially affect the business of the Issuer or its ability to develop its properties. Before production can commence on any of its mineral properties, the Issuer must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of the property.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The following table provides particula rs of net sales and revenues, net income from continuing operations, in total and on a per share and fully diluted bases, total net income or loss on a per share and fully diluted share basis and total assets and long term financial liabilities during the Issuer’s three preceding financial years:

	January 31, 2002	January 31, 2001	January 31, 2000
Revenues/Interest	$1,195	$643	$2,567

Net Income or (Loss)	$(3,290,582)	$(1,118,491)	$(683,799)
Per Share	$(0.68)	$(0.24)	$(0.15)

Total Assets	$2,239,468	$5,026,775	$5,807,32

Long Term Debt	0	0	0

Dividends	0	0	0

During the past three fiscal years, there were no changes in the Issuer’s accounting policies, no significant acquisitions or dispositions or major changes in the direction of the Issuer’s business.

Quarterly Information

The following table provides particulars of the Issuer’s net sales and revenues, net income from continuing operations in total on a per share and fully diluted basis and net income or loss in total on a per share and fully diluted basis for the last 8 quarterly periods ending January 31, 2002:

	January 31, 2002	October 31, 2001	July 31, 2001	April 30, 2001	January 31, 2001	October 31, 2000	July 31, 2000	April 30, 2000
Revenues	0	0	0	0	0	0	0	$163,197
	-	-	-	-	-	-	-
Net
Income	($3,290,582)	($130,763)	($398,148)	($195,381)	($1,118,491)	($68,250)	($334,154)	($101,707)
Or (Loss)
Per Share	($0.68)	($0.02)	($0.03)	($0.02)	($0.24)	($0.01)	($0.02)	($0.01)

Dividends

No dividends have been declared by the Issuer, nor does the Issuer have a dividend policy or any intention to commence such a policy.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of Operations

The Issuer considers its business to comprise a single operating segment, being the exploration and development of resource properties within the geographic area of Canada.

For the year ended January 31, 2002, the Issuer reported a net loss of $3,290,582, or $0.68 per share, compared to a net loss of $1,118,491 or $0.24 per share for the fiscal year ended January 31, 2001. The Issuer had no operating revenues. An equity loss in Cia Minera in which the Issuer has a 49% interest, recorded a loss of $2,217,240 of which the Issuer records a 49% equity interest. During the year, the Avino Mine went into temporary closure until market prices for silver improve. Cia Minera has determined that the price of silver, which is the main metal recovered at the Avino Mine, must reach and maintain U.S. $5.50 per ounce before the mine will reopen. The mine has no current feasibility report nor has it conducted enough exploration to determine the expected life of the mine. The last estimate obtained by Cia Minera was in 1998 and at the time the expected life of the Avino Mine was three years.

During the current year ended January 31, 2002, Coral Gold Corp. terminated its option to earn a 25% interest in the Issuer’s 50% interest in the Bralorne & Loco properties. Subsequent to the end of the year, the Issuer transferred all of its interest in the Bralorne project to Bralorne-Pioneer Gold Mines Ltd., a company with some common directors, together with the liabilities under the debentures for unpaid principal and accrued interest, subject to shareholder approval.

Under a Management Consulting Agreement dated August 1, 1997, between the Issuer and Frobisher Securities Inc., a private company controlled by the President of the Issuer, the Issuer pays Frobisher remuneration of $2,500 per month, plus out of pocket expenses. Included in the amounts payable under the agreement is $20,422 for the fiscal year ended January 31, 2002.

The Issuer also has a contract with Oniva International Services Corp., a private company owned by the Issuer and three other affiliated companies, whereby Oniva provides administrative services to the Issuer.

Liquidity and Capital Resources

At January 31, 2002, the Issuer had a working capital deficiency of $358,812 and will need to re-finance in order to maintain operations. At October 31, 2002, the end of the Issuer’s third quarter, the Issuer had a working capital deficiency of $320,570.

At this time the Issuer has no operating revenues and does not anticipate any operating revenues until the Issuer is able to find, acquire, place into production and operate a profitable mining property. Historically the Issuer has raised funds through equity financing and the exercise of options and warrants to fund its operations.

During fiscal 2002, the Issuer settled liabilities totalling $276,347 with related parties by the issuance of 727,309 shares at a price of $0.38 per share.

Competition

The mining industry in which the Issuer is engaged is in general highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Issuer. The Issuer competes with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily mineable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties.

Subsequent to the 2002 fiscal year end, the Issuer conducted the following transactions which are not described elsewhere in the Annual Information Circular:

.(a)	Granted incentive stock options for the purchase of up to 446,000 shares of the Issuer at the exercise price of $0.58 per share, expiring October 23, 2007.

.(b)	250,000 shares were issued at the price of $0.60 per share, as the result of the exercise of previously issued stock options.

Incentive Stock Options

The continuity of the Company’s stock options for the years ended January 31, 2002 and 2001 is as follows:

		Balance, January				Balance January 31,
Price	Expiry Date	31/01	Granted	Exercised	Expired/ Cancelled	2002
$0.60	Feb. 3/03	350,000				350,000

See (a) above for particulars of options granted by the Issuer since January 31, 2002,

Share Purchase Warrants

At January 31, 2002, The following table sets out the continuity of the Issuer’s outstanding share purchase warrants for the Year ended January 31, 2002.

Price	Expiry Date	Balance Jan 31/01	Issued	Exercised	Expired	Balance Jan 31/02
$0.68	Mar 31/01	58,051			58,051

For further information regarding the affairs of the Issuer during the fiscal year ended January 31, 2002, and subsequent financial reporting periods refer to the audited and interim financial statements and quarterly reports filed on the SEDAR website at www.sedar.com.

All significant subsequent events since the most recently reported fiscal year end of the Issuer are disclosed herein.

MARKET FOR SECURITIES

The common shares of the Issuer are listed and posted for trading on the TSX Venture Exchange.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holdings

The full names, municipality of residence, positions and offices held in the Issuer by the directors and executive officers of the Issuer, principal occupation within the past five years and periods during which each director and executive officer has served in such capacity for the fiscal year ended January 31, 2002.

Name, Municipality of Residence and Positions with Issuer	Date of Appointment and/or Election as a Director or Officer	Principal Occupation within the preceding five years

Louis Wolfin West Vancouver, BC President & Director	August, 1969	Mining Executive, President of
Frobisher Securities Inc., of
Vancouver, B.C. Director of
Bralorne-Pioneer Gold Mines
Ltd., Gold Summit Mines Ltd.,
Mill Bay Ventures Inc. Coral
Gold Corp., and Superior
Diamonds Inc., Director and
President of Levon Resources
Ltd., all reporting issuers
trading on the TSX Venture
Exchange.

Ernest Calvert Vancouver, BC Director	June, 1990	Businessman, Director of Coral Gold Corp., Levon Resources Ltd. and Bralorne-Pioneer Gold Mines Ltd., all reporting issuers trading on the TSX Venture Exchange.

William Glasier Mill Bay, BC Director	August, 1990	Businessman and self employed
Financial Consultant; Director
of Coral Gold Corp., Mill Bay
Ventures Ltd., Levon Resources
Ltd., and Bralorne-Pioneer
Gold Mines Ltd. All of these
companies are reporting
issuers trading on the TSX
Venture Exchange.

William Kocken Surrey, BC Director	September, 1997	Businessman, Director of Mill Bay Ventures Inc., and Bralorne-Pioneer Gold Mines Ltd., all reporting issuers trading on the TSX Venture Exchange.

David Wolfin West Vancouver, BC Director	October, 1995	Mining Executive, Director of
Bralorne-Pioneer Gold Mines
Ltd. and Coral Gold Corp.,
both reporting issuers trading
on the TSX Venture Exchange;
President of Gray Rock
Resources Ltd. a non trading
reporting issuer.

Michael Bayback La Canada, CA Director	June, 1990	Business & Financial Consultant

Andrea Regnier Delta, BC Secretary	February, 1995	President and owner of
Dawn-Pacific Management Ltd.,
a consulting company which
provides accounting,
securities and corporate
services to reporting issuers
since August, 1992; Director
and Secretary of Levon
Resources Ltd., and Secretary
of Coral Gold Corp. and
Bralorne-Pioneer Gold Mines
Ltd., reporting issuers listed
on the TSX Venture Exchange.

????As a group, the directors and senior officers beneficially own, directly or indirectly 293,761 voting common shares of the Issuer, representing approximately 4.75 % of the voting securities of the Issuer.

Corporate Cease Trade Orders or Bankruptcies

None of the directors or officers or a shareholder holding 20% or more of the issued shares of the Issuer, is, or within the past 10 years prior to the date of this Annual Information Form has been, a director or officer of any other issuer that, while that person was acting in such capacity was the subject of a cease trade order or similar order or an order that denied such issuer access to any statutory exemptions for a period of more than 30 consecutive days, nor has such person become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, during the past ten years.

Conflicts of Interest

Certain of the Directors of the Issuer are also directors and/or officers of other companies engaged in mineral exploration and development, as well as mineral property acquisitions. Accordingly, mineral property acquisition and/or exploration opportunities or prospects of which they become aware will not necessarily be made available to the Issuer. The directors intend, to allocate these opportunities or prospects from time to time among the various companies in which they are involved, on the basis of prudent business judgment, the relative financial ability, and need of each company in which they are directors and/or officers to participate. In the event of any conflict of interest, the directors will act in accordance with the common law and the provisions of the Company Act (British Columbia).

ADDITIONAL INFORMATION

The Issuer will provide to any person or company, upon request to the Secretary of the Issuer:

(a)	when the securities of the Issuer are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i)	one copy of the AIF of the Issuer, together with one copy of any document, or pertinent pages of any document, incorporated by reference in the AIF,

(ii)	one copy of the comparative financial statements of the Issuer for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Issuer that have been filed, if any, for any period after the end of its most recently completed financial year.

(iii)	one copy of the information circular of the Issuer in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (I), (ii) or (iii); or

(b)	at any other time, one copy of any documents referred to in clauses (a)Ii), (ii) and (iii), provided that the Issuer may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Issuer.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Issuer’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Issuer’s information circular for its most recent annual meeting of shareholders that involved the election of directors, and that additional financial information is provided in the Issuer’s comparative financial statements for its most recently completed financial year.